Petroleum Development Corporation

Index to Exhibits

11	Schedule of Computation of Net Income Per Share	E-6

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PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES

EXHIBIT 11

SCHEDULE OF COMPUTATION OF NET INCOME PER SHARE

	Years Ended December 31,
BASIC	2000	1999	1998

Net income for basic income per common share	$ 10,681,000	7,824,300	6,658,000

Weighted average number of common shares outstanding during the year	16,157,532	15,734,063	15,505,680

Basic earnings per share	$ .66	$ .50	$ .43

DILUTED

Net income for basic earnings per common share	$10,681,000	7,824,300	6,658,000

Net income for diluted earnings per share	$10,681,000	7,824,300	6,658,000

Weighted average number of shares used in calculating basic earnings per common share	16,157,532	15,734,063	15,505,680

Shares issuable for diluted calculation	279,956	552,789	832,618

Weighted average number of shares used in calculation of diluted earnings per share	16,437,488	16,286,852	16,338,298

Diluted earnings per share	$ .65	$ .48	$ .41

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